Genworth Life of New York 666 Third Avenue, 9th Floor New York, NY 10017

May 21, 2013

VIA EDGAR

Mark Cowan

Senior Counsel

The United States Securities and Exchange Commission

Office of Insurance Products

100 F Street, N.E.

Washington, DC 20549

Re:	Genworth Life of New York VA Separate Account 1

Genworth Life Insurance Company of New York

SEC File No. 333-143408

Dear Mr. Cowan:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), Genworth Life Insurance Company of New York (the “Company”) and Genworth Life of New York VA Separate Account 1 (the “Registrant”) hereby request the withdrawal of Registrant’s Registration Statement on Form N-4 for RetireReadySM Opportunity NY VA, including all amendments and exhibits thereto, SEC File No. 333-143408 (the “Contract”), initially filed with the Securities and Exchange Commission on May 31, 2007 (Accession No. 0001193125-07-126957).

The Company and the Registrant are requesting withdrawal of the Registration Statement for the Contract because the Company has determined not to offer the Contract for sale. Therefore, the Company and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contract as soon as is practicable. No Contracts were sold in connection with the Registration Statement.

Please note that this request for withdrawal is not meant to extend to the registered status of the Registrant, which is the funding vehicle for other variable annuity contracts of the Company.

Please contact the undersigned at 804.281.6085 should you have any questions.

Sincerely,

/s/ Aneal Krishnamurthy

Aneal Krishnamurthy
Associate General Counsel
Genworth Life Insurance Company of New York